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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2005            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated July 25, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: August 25, 2005	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

NR RGI 5  July 25, 2005

Radius announces initial drill results from Natividad

Vancouver: Radius Gold Inc (“Radius”) is pleased to release the assay results received to date from the diamond drill program at its Natividad project in Nicaragua. The project is managed by joint venture partner Meridian Gold Inc (“Meridian”) pursuant to a joint venture earn-in agreement.

Meridian has now completed Phase 1 drilling. A total of 43 holes were drilled (6,396m) and assays for 33 holes have been forwarded to Radius at the time of writing. Maps showing the collar locations for all 43 holes have been posted on the Radius Gold website (www.radiusgold.com) and a full table of all significant intersections is given below. Drill sections will be available on the web site shortly. Routine QA/QC work is being conducted on the assay results from the Natividad drill program. This work is still underway; therefore, the results should be regarded as preliminary although no material changes are anticipated.

Meridian’s work is beginning to outline 2 distinct >5g/t Au “pay shoots” at Natividad. These have been informally named the Pavon Norte and the Ahumada shoots. Ahumada has been outlined by 5 diamond drill holes: NAT013, 017, 018, 020 and PADH-1 (from Radius’ 2004 drilling). At a 1g/t Au cut off, a weighted average intersection of these 5 holes is 23.7 g/t Au over 2.7m. The Pavon Norte shoot is outlined by holes NAT05-025 to 029 and PADH5 and 6. At the same cut off, a weighted average for these holes is 9.6 g/t Au over 1.7m. This zone is presently open to the south with the results from NAT05-033 to 035, which test an additional 750m of strike length, pending. Additional exploration is required to confirm potential strike length, down dip extent and width of these and other zones within the property.

Four holes, totaling 278m, were drilled in Pavon Central.  Two reached the target zone (NAT05-009 and 010 which intersected vein/stockwork zones 6.7m and 24.3m thick, respectively). Unfortunately, the wide zone in hole NAT05-010 was drilled with BQ core that returned less than 50% average recovery, with many intervals below 10%.  Hole NAT05-008, started with NTW core, was stopped at 68m before the main vein zone was intersected after it cut a wide flow-banded rhyodacite dike 50m above the projected vein intercept. The hole has been re-entered and reamed and larger diameter core drilling has been drilled, and results are pending. Hole NAT05-001 was stopped for environmental reasons before intersecting the vein zone. Three holes drilled on the high grade north end of Pavon Central area awaiting results.

Drilling has now stopped for a scheduled break while the information received to date is collated in anticipation of a second phase of drilling at Natividad. Field work is now focused on identifying drill targets at the La Patriota system 25km to the south of Navidad and on the Navidad II license to the north. Both areas have returned vein-style mineralization from preliminary exploration and will be mapped and prospected in detail to identify future drill targets within the joint venture land package. A high resolution magnetic and radiometric survey recently flown over the Joint Venture land will be interpreted and used to help identify prospective geological, alteration, and structural features to guide further exploration of the area.

Background

The Natividad (El Pavon) low sulphidation epithermal vein system was discovered by Radius in 2003.  In September 2004, Meridian optioned Natividad from Radius.  The agreement gives Meridian the exclusive option to acquire a 60% interest in El Pavon by spending an agreed amount on exploration, completing a feasibility study within four years and paying to Radius a set amount per ounce of resource defined by the feasibility study for the 60% of the ounces Meridian will acquire (see release NR-RGI5, Sept. 23rd 2004)

Qualified Person

Nancy Reardon M.Sc., P.Geol. is the Qualified Person as defined in NI 43-101 responsible for verifying that the results presented in this press release have been accurately summarized from the drill data provided to the Company from the field teams and from Meridian Gold Inc.

Mark Hawksworth, M.Sc., P.Geol., an employee of Meridian Gold Inc., is the Qualified Person responsible for the design and management of the Natividad exploration program, including the current drill program.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“signed”

Simon Ridgway,

President

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

Table 1. Natividad drill results. Gold results have been rounded to a single decimal.

DRILL HOLE	FROM	TO	INTERVAL (m)	Au g/t*
Pavon Sur vein
NAT05-001	Hole stopped before hitting vein zone
NAT05-002	31.08	32.91	1.83	1.4
NAT05-003	71.97	73.15	1.18	1.5
NAT05-004	88.44	89.75	1.31	4.8
NAT05-005	73.15	74.67	1.52	1.4
NAT05-006	92.96	93.68	0.72	1.7
NAT05-007				NSV
Pavon Central Vein
NAT05-008	Hole abandoned
NAT05-008a	Results pending
NAT05-009	48.76	50.9	2.14	1.2
NAT05-010	69.95	72.37	2.42	1.1
	80.16	82.45	2.29	1.2
El Cielo Vein
NAT05-011				NSV
NAT05-012				NSV
Ahumada Vein
NAT05-013	48.02	57.91	9.89	22.2
including	48.76	50.79	2.03	95.4

NAT05-014				NSV
NAT05-015	3.55	4.11	0.56	1.6
NAT05-016				NSV
NAT05-017	43.22	49.07	5.85	5.4
including	47.55	49.07	1.52	14.5
NAT05-018	31.70	40.60	8.90	1.5
	46.5	53.15	5.08	3.27
NAT05-019				NSV
NAT05-020	72.89	77.48	4.59	6.4
including	75.48	77.48	2.00	11.4
Las Brisas Vein
NAT05-021				NSV
NAT05-022	190.07	191.95	1.88	8.0
	220.31	225.55	5.24	5.1
including	224.02	225.55	1.53	11.7
NAT05-023				NSV
Pavon Norte Vein
NAT05-024				NSV
NAT05-025	98.68	101.6	2.92	2.5
	104.11	105.35	1.24	5.2
	109.42	110.40	0.98	4.5
NAT05-026	44.60	46.00	1.40	1.0
	50.50	55.00	4.50	1.0
	66.00	67.64	1.64	2.5
	70.10	75.90	5.80	3.0
including	73.00	74.50	1.50	6.1
NAT05-027	16.76	21.62	4.86	2.8
	32.76	35.50	2.74	6.7
	36.80	37.60	0.80	2.0
	37.60	38.10	0.50	5.5
NAT05-028	52.96	55.70	1.40	2.5
	59.08	61.88	2.80	5.5
NAT05-029	103.05	111.25	6.96	2.58
NAT05-030				NSV
NAT05-031				NSV
NAT05-032				NSV
NAT05-033				NSV

*NSV = no significant values

Assays for holes NAT05-034 through 043 still pending.